Gibson, Dunn & Crutcher LLP One Embarcadero Center, Suite 2600 San Francisco, CA 94111-3715 Tel 415.393.8200 www.gibsondunn.com

January 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Shane Callaghan, Perry Hindin

Re:	Rain Oncology Inc. Schedule 14D-9 filed December 27, 2023 File No. 005-92501

Ladies and Gentlemen:

On behalf of Rain Oncology Inc. (the “Company”), we are writing in response to the comment letter, dated January 5, 2024 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-referenced Schedule 14D-9, filed with the Commission on December 27, 2023 (the “Schedule 14D-9”).

This letter, together with the Company’s Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”), are being filed with the Commission electronically via the EDGAR system today. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. For the Staff's convenience, we have set forth below each of the numbered comments of your letter in italics followed by the Company’s responses thereto.

Capitalized terms used but not defined in this letter have the meanings given to them in the Schedule 14D-9.

Securities and Exchange Commission	- 2 -	January 16, 2024

Schedule 14D-9 filed December 27, 2023

General

1.       Pages 50 and 56 of the Schedule 14D-9 refer readers to Annex I for a copy of Section 262 of the DGCL; however, Annex I of the Schedule 14D-9 instead reflects the opinion of Leerink Partners and Section 262 of the DGCL is not otherwise reproduced in the Schedule 14D-9. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the Schedule 14D-9 in Amendment No. 1 to delete the erroneous reference to Section 262 of the DGCL being found at Annex I and instead refer to the publicly available copy of Section 262 of the DGCL online at https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

Past Contacts, Transactions, Negotiations and Agreements, page 5

2.       On pages 9-10 of the Schedule 14D-9, please revise your summary of the Support Agreements to describe any other relationships between Rain and the Supporting Stockholders. For example, Mr. Vellanki is Rain's Chairman and CEO and Aaron Davis, a director of Rain, has an ownership interest in Boxer Capital according to Rain's most recent proxy statement, filed April 19, 2023.

Response: In response to the Staff’s comment, the Company has revised pages 9-10 of the Schedule 14D-9 in Amendment No. 1 as requested.

3.       Based on your disclosure of the employment agreement with Dr. Doebele on page 13 of the Schedule 14D-9, it appears that you should file this agreement as an exhibit to Schedule 14D-9. Refer to Item 9 of Schedule 14D-9 and Item 1016(e) of Regulation M-A. Please revise or advise.

Response:

In response to the Staff’s comment, the Company has filed the employment agreement with Dr. Doebele with Amendment No. 1 as requested (the exhibit index has been updated to incorporate by reference to Exhibit 10.8 of Rain’s Registration Statement on Form S-1 filed on April 2, 2021).

The Solicitation or Recommendation, page 15

4.       On page 18 of the Schedule 14D-9, we note that the Rain Board discussed "three preferred opportunities" at its meeting on August 9, 2023 and that the Rain Board then "deprioritized two of the three preferred opportunities" at its meeting on September 26, 2023. Please revise this disclosure to clarify the three referenced "preferred opportunities" and which of them were "deprioritized" at the September 26 meeting.

Securities and Exchange Commission	- 3 -	January 16, 2024

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 as requested. Specifically, the Company has revised page 18 of the Schedule 14D-9 in Amendment No. 1 to identify the three preferred opportunities using the code names “Strategic Party A,” “Strategic Party F” and “Strategic Party G” and identify Strategic Party F and Strategic Party G as the potential counterparties with respect to which the opportunities were deprioritized, as well as the reasons for such deprioritization.

5.       We note Rain management's dissolution analysis summarized on pages 35-36 of the Schedule 14D-9. Please also summarize the material assumptions and limitations of this dissolution analysis, including why management assumed that (i) approximately $34,039,999 would be available for disbursement to stockholders at the commencement of the dissolution process and (ii) 75% of the remaining portion of cash, after accounting for expenses related to the Rain Litigation, would be available for later distribution.

Response: In response to the Staff’s comment, the Company has revised page 35-36 of the Schedule 14D-9 in Amendment No. 1 as requested.

6.       We note your disclosure on page 44 of the Schedule 14D-9 that Leerink Partners has a “longstanding relationship and familiarity with Rain and its business.” Please revise your disclosure to briefly explain the nature of this preexisting relationship with Leerink Partners.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to clarify that Leerink Partners has not performed work for Rain in the past.

* * *

Securities and Exchange Commission	- 4 -	January 16, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned of Gibson, Dunn & Crutcher LLP at (415) 393-8373.

Very truly yours,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Avanish Vellanki (Rain Oncology Inc.) Erik Atkisson (Rain Oncology Inc.)